EXHIBIT 21.1


                              LIST OF SUBSIDIARIES


1.    Practice Xpert Services Corp. was incorporated in California.

2. Healthcare Administrative Management Corporation was incorporated in State of California.

3.    Healthcare Billing Solutions, Inc. was incorporated in State of Montana.

4.    KR Johnson & Associates, Inc. was incorporated in State of Idaho.

5.    PracticeXpert of Texas, Inc. was incorporated in the State of Texas.

6. National Health Care Management Services, Inc. was incorporated in the State of West Virginia.

7.    Transcriptions Plus, Inc. was incorporated in the State of California.

8. Physician Informatics, Inc., t/a PracticeOne, was incorporated in the Commonwealth of Virginia.

9.    PracticeXpert of Idaho, Inc. was incorporated in Idaho.